UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:    June 2, 2017

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Matters Disclosed on the Internet Website in Relation to

the Convocation of the Ordinary General Meeting of Shareholders

Notes to Consolidated Financial Statements
Notes to Non-Consolidated Financial Statements

(From April 1, 2016 to March 31, 2017)

With regard to the information stated above, in accordance with laws, regulations and Article 25 of the Articles of Incorporation, it is disclosed by posting on the company’s website on the Internet (http://www.smfg.co.jp/english/).

Sumitomo Mitsui Financial Group, Inc.

Notes to Consolidated Financial Statements

< Significant Accounting Policies for Preparing Consolidated Financial Statements >

The definitions for subsidiaries and affiliate companies are pursuant to Article 2 paragraph 8 of the Banking Act and Article 4-2 of the Order for Enforcement of the Banking Act.

Amounts less than one million yen have been rounded down.

1. Scope of consolidation

(1)	Consolidated subsidiaries 354 companies

Principal companies:

 Sumitomo Mitsui Banking Corporation (“SMBC”)

 SMBC Trust Bank Ltd.

 Sumitomo Mitsui Finance and Leasing Company, Limited

 SMBC Nikko Securities Inc.

 SMBC Friend Securities Co., Ltd.

 Sumitomo Mitsui Card Company, Limited

 Cedyna Financial Corporation

 SMBC Consumer Finance Co., Ltd.

 The Japan Research Institute, Limited

 Sumitomo Mitsui Asset Management Company, Limited

 THE MINATO BANK, LTD.

 Kansai Urban Banking Corporation

 Sumitomo Mitsui Banking Corporation Europe Limited

 Sumitomo Mitsui Banking Corporation (China) Limited

 SMBC Guarantee Co., Ltd.

 SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2017 are as follows:

Sumitomo Mitsui Asset Management Company, Limited, SMFL Capital Company, Limited and 60 other companies were newly included in the scope of consolidation as a result of acquisition of stocks and for other reasons.

SAKURA CARD CO., LTD. and other 48 companies were excluded from the scope of consolidation as they ceased to be subsidiaries due to merger and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company: SBCS Co., Ltd.

169 unconsolidated subsidiaries are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 63, paragraph 1, item 2 of the Companies Calculation Regulations.

Unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method 5 companies

Principal company: SBCS Co., Ltd.

(2)	Affiliates accounted for by the equity method 49 companies

Principal companies:

 PT Bank Tabungan Pensiunan Nasional Tbk

 Sumitomo Mitsui Auto Service Company, Limited

 Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2017 are as follows:

2 companies newly became equity method affiliates due to an increase in the percentage the Company’s voting rights and for other reasons.

Sumitomo Mitsui Asset Management Company, Limited and other 6 companies were excluded from the scope of equity method affiliates as they became subsidiaries due to acquisition of stocks and for other reasons.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

169 unconsolidated subsidiaries that are not accounted for by the equity method are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 69, paragraph 1, item 2 of the Companies Calculation Regulations.

(4)	Affiliates that are not accounted for by the equity method

Principal company: Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities
1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks (including foreign stocks) in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets.”

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.
(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation
1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5 to 10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 288,145 million yen.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(12)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions
1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting
1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

<Changes in accounting policies due to application of new or revised accounting standards>

In accordance with the revision to the Corporation Tax Act, some domestic consolidated subsidiaries apply the “Practical Solution on a change in depreciation method due to Tax Reform 2016” (ASBJ Practical Issues Task Force No.32, issued on June 17, 2016) and changed the depreciation method for buildings and accompanying facilities and structures acquired on or after April 1, 2016 from the declining-balance method to the straight-line method, starting from the fiscal 2016. Effects of this change to Ordinary Profit and Income before income taxes during the fiscal 2016 are immaterial.

<Additional Information>

Recoverability of Deferred Tax Assets

The Company applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26 issued on March 28, 2016) from the fiscal 2016.

Adoption of the consolidated corporate-tax system

The Company applies the “Practical Solution on Tentative Treatment of Tax Effect Accounting under Consolidated Taxation System (Part 1)” (ASBJ Practical Issues Task Force No.5, issued on January 16, 2015) and “Practical Solution on Tentative Treatment of Tax Effect Accounting under Consolidated Taxation System (Part 2)” (ASBJ Practical Issues Task Force No.7, issued on January 16, 2015) from fiscal 2016 on the premise that SMFG file as a consolidated entity, since the Commissioner of the National Tax Agency has approved the adoption of the consolidated corporate-tax system by the Company and some consolidated subsidiaries starting from fiscal 2017.

<Notes to Consolidated Balance Sheet>

1.

Classifications of assets and liabilities in the consolidated balance sheet conform to the provisions of Ordinance for the Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Amounts less than one million yen have been rounded down.
3.	Japanese government bonds and other securities as a sub-account of “Securities” include 905 million yen of unsecured loan securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which some consolidated subsidiaries have the right to sell or pledge and the securities which some consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, 5,977,541 million yen of securities are pledged, and 3,112,106 million yen of securities are held in hand as of the consolidated balance sheet date.

4.	Bankrupt loans and non-accrual loans were 34,441 million yen and 558,855 million yen, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96, paragraph 1, items 3 and 4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

5.	Past due loans (3 months or more) totaled 22,434 million yen.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

6.	Restructured loans totaled 252,790 million yen.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

7.	The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans was 868,521 million yen.

The amounts of loans presented in Notes 4 to 7 above are the amounts before deduction of reserve for possible loan losses.

8.

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. The Company’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value was 802,664 million yen.

9.	Assets pledged as collateral were as follows:

Unit: millions of yen
Assets pledged as collateral:
Cash and due from banks	72,981
Monetary claims bought	29,021
Trading assets	2,315,475
Securities	3,544,026
Loans and bills discounted	8,239,227
Lease receivables and investment assets	4,303
Tangible fixed assets	9,112
Other assets (installment account receivable, etc.)	564
Liabilities corresponding to assets pledged as collateral:
Deposits	37,944
Payables under repurchase agreements	1,436,571
Payables under securities lending transactions	6,072,016
Borrowed money	6,922,810
Other liabilities	24,752
Acceptances and guarantees	193,294

In addition, cash and due from banks of 12,688 million yen, trading assets of 111,189 million yen, securities of 7,617,741 million yen and loans and bills discounted of 1,593,035 million yen were pledged as collateral for cash settlements, margins of futures markets and certain other purposes.

Other assets include collateral money deposited for financial instruments of 1,264,271 million yen, surety deposits of 114,293 million yen, margins of futures markets of 61,086 million yen and other margins of 32,119 million yen.

10.

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 62,035,638 million yen and the amount of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time was 46,185,404 million yen.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

11.

SMBC and another consolidated subsidiary revaluated their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

A certain affiliate also revaluated its own land for business activities in accordance with the Act. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Another consolidated subsidiary and an affiliate:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3, paragraph 3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Another consolidated subsidiary and an affiliate:

Fair values were determined based on the values stipulated in Article 2, item 3 and 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

12.	Accumulated depreciation on tangible fixed assets amounted to 1,129,612 million yen.
13.	Deferred gain on tangible fixed assets deductible for tax purposes amounted to 63,213 million yen.
14.	The balance of subordinated debt included in “Borrowed money” was 284,200 million yen.
15.	The balance of subordinated bonds included in “Bonds” was 2,158,167 million yen.
16.	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, paragraph 3 of Financial Instruments and Exchange Act) in “Securities” was 1,974,118 million yen.

17.	Stock options
(1)	Amount of stock options to be expensed in the fiscal year

General and administrative expenses     638 million yen

(2)	Amount of profit by non-exercise of stock options in the fiscal year

Other income                                             19 million yen

(3)	Outline of stock options and changes
1)	The Company

a. Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Title and number of grantees	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 69	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 3 Directors, Corporate Auditors and Executive Officers of SMBC 67
Number of stock options (Note)	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700
Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	From June 29, 2010 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2014
Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Title and number of grantees	Directors of the Company 10 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 67	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 4 Directors, Corporate Auditors and Executive Officers of SMBC 68	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 5 Directors, Corporate Auditors and Executive Officers of SMBC 73
Number of stock options (Note)	Common shares 121,900	Common shares 132,400	Common shares 201,200
Grant date	August 15, 2014	August 18, 2015	August 15, 2016
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	From June 27, 2014 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2017
Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

(Note)

Number of stock options has been converted and stated as number of shares.

b. Stock options granted and changes

Number of stock options (Note)

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Before vested
Previous fiscal year-end	29,000	131,200	146,300	89,500
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	2,200	41,100	14,800	2,800
Outstanding	26,800	90,100	131,500	86,700
After vested
Previous fiscal year-end	60,600	128,400	121,800	24,900
Vested	2,200	41,100	14,800	2,800
Exercised	2,700	1,700	—	—
Forfeited	—	—	—	—
Exercisable	60,100	167,800	136,600	27,700

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	109,700	132,400	—
Granted	—	—	201,200
Forfeited	—	1,200	—
Vested	10,500	8,600	—
Outstanding	99,200	122,600	201,200
After vested
Previous fiscal year-end	10,600	—	—
Vested	10,500	8,600	—
Exercised	—	—	—
Forfeited	—	—	—
Exercisable	21,100	8,600	—
(Note) Number of stock options has been converted and stated as number of shares.

Price Information
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Exercise price (yen)	1	1	1	1
Average exercise price (yen)	4,337	4,500	—	—
Fair value at the grant date (yen)	2,215	1,872	2,042	4,159

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price (yen)	1	1	1
Average exercise price (yen)	—	—	—
Fair value at the grant date (yen)	3,661	4,904	2,811

c. Valuation technique used for valuing fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

(i) Valuation technique: Black-Scholes option-pricing model

(ii) Principal parameters used in the option-pricing model

Date of resolution	July 26, 2016
Expected volatility (Note 1)	32.20%
Average expected life (Note 2)	4 years
Expected dividends (Note 3)	150 yen per share
Risk-free interest rate (Note 4)	(0.17)%

(Notes)

1.	Calculated based on the actual stock prices during 4 years from August 16, 2012 to August 15, 2016.
2.	The average expected life could not be estimated rationally due to an insufficient amount of data. Therefore, it was estimated based on average assumption periods of directors of the Company and SMBC.
3.	Expected dividends are based on the expected dividends on common stock for the fiscal year ended March 31, 2017 of the date of grant.
4.	Japanese government bond yield corresponding to the average expected life.

d. Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

2)	A consolidated subsidiary, Kansai Urban Banking Corporation

a. Outline of stock options

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Title and number of grantees	Directors 9	Officers not doubling as directors 14 Employees 46	Directors 10	Officers not doubling as directors 14 Employees 48
Number of stock options (shares) (Note)	Common shares 16,200	Common shares 11,500	Common shares 17,400	Common shares 11,200
Grant date	July 31, 2006	July 31, 2006	July 31, 2007	July 31, 2007
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017	June 29, 2009 to June 28, 2017

Date of resolution	June 27, 2008	June 26, 2009
Title and number of grantees	Directors 9 Officers not doubling as directors 16 Employees 45	Directors 11 Officers not doubling as directors 14 Employees 57
Number of stock options (shares) (Note)	Common shares 28,900	Common shares 35,000
Grant date	July 31, 2008	July 31, 2009
Condition for vesting	N.A.	N.A.
Requisite service period	N.A.	N.A.
Exercise period	June 28, 2010 to June 27, 2018	June 27, 2011 to June 26, 2019
(Note)	Number of stock options has been converted and stated as the number of shares in consideration of the reverse stock split to combine 10 common shares as one share, performed on October 1, 2014.

b. Stock options granted and changes

Number of stock options (Note)

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Before vested (shares)
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested (shares)
Previous fiscal year-end	6,200	4,000	7,800	5,100
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	6,200	4,000	1,600	100
Exercisable	—	—	6,200	5,000

Date of resolution	June 27, 2008	June 26, 2009
Before vested (shares)
Previous fiscal year-end	—	—
Granted	—	—
Forfeited	—	—
Vested	—	—
Outstanding	—	—
After vested (shares)
Previous fiscal year-end	20,000	28,800
Vested	—	—
Exercised	—	—
Forfeited	3,800	3,800
Exercisable	16,200	25,000
(Note)	Number of stock options has been converted and stated as the number of shares in consideration of the reverse stock split to combine 10 common shares as one share, performed on October 1, 2014.

      Price information

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Exercise price (yen)	4,900	4,900	4,610	4,610
Average exercise price (yen)	—	—	—	—
Fair value at the grant date (yen)	1,380	1,380	960	960

Date of resolution	June 27, 2008	June 26, 2009
Exercise price (yen)	3,020	1,930
Average exercise price (yen)	—	—
Fair value at the grant date (yen)	370	510

c. Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

3)  A consolidated subsidiary, THE MINATO BANK, LTD. (“MINATO”)

  a. Outline of stock options

Date of resolution	June 28, 2012	June 27, 2013	June 27, 2014	June 26, 2015
Title and number of grantees	Directors 7 Executive Officers 12	Directors 7 Executive Officers 12	Directors 7 Executive Officers 16	Directors 7 Executive Officers 17
Number of stock options (shares) (Note)	Common shares 36,800	Common shares 33,400	Common shares 32,000	Common shares 20,000
Grant date	July 20, 2012	July 19, 2013	July 18, 2014	July 17, 2015
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.
Requisite service period	June 28, 2012 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2013.	June 27, 2013 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2014.	June 27, 2014 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2015.	June 26, 2015 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2016.
Exercise period	July 21, 2012 to July 20, 2042	July 20, 2013 to July 19, 2043	July 19, 2014 to July 18, 2044	July 18, 2015 to July 17, 2045

Date of resolution	June 29, 2016
Title and number of grantees	Directors 7 Executive Officers 17
Number of stock options (shares) (Note)	Common shares 38,000
Grant date	July 21, 2016
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.
Requisite service period	June 29, 2016 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2017.
Exercise period	July 22, 2016 to July 21, 2046
(Note)	Number of stock options has been converted and stated as number of shares in consideration of the reverse stock split to combine 10 common shares as one share, performed on October 1, 2016.

b. Stock options granted and changes

Number of stock options (Note)

Date of resolution	June 28, 2012	June 27, 2013	June 27, 2014	June 26, 2015
Before vested (shares)
Previous fiscal year-end	13,100	14,200	18,600	17,600
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	1,200	600
Outstanding	13,100	14,200	17,400	17,000
After vested (shares)
Previous fiscal year-end	21,400	18,600	11,600	1,900
Vested	—	—	1,200	600
Exercised	2,500	2,900	1,900	—
Forfeited	—	—	—	—
Exercisable	18,900	15,700	10,900	2,500

Date of resolution	June 29, 2016
Before vested (shares)
Previous fiscal year-end	—
Granted	38,000
Forfeited	1,000
Vested	3,600
Outstanding	33,400
After vested (shares)
Previous fiscal year-end	—
Vested	3,600
Exercised	—
Forfeited	—
Exercisable	3,600
(Note) Number of stock options has been converted and stated as number of shares in consideration of the reverse stock split to combine 10 common shares as one share, performed on October 1, 2016.

Price information
Date of resolution	June 28, 2012	June 27, 2013	June 27, 2014	June 26, 2015
Exercise price (yen)	1	1	1	1
Average exercise price (yen)	2,343	2,343	2,343	—
Fair value at the grant date (yen)	1,320	1,660	1,810	3,090

Date of resolution	June 29, 2016
Exercise price (yen)	1
Average exercise price (yen)	—
Fair value at the grant date (yen)	1,530

c. Valuation technique used for valuing fair value of stock options
Stock options granted in the fiscal year were valuated using the following valuation technique.
(i)	Valuation technique: Black-Scholes option-pricing model

(ii)	Principal parameters used in the option-pricing model and method of estimating the parameters

Date of resolution	June 29, 2016
Expected volatility (Note 1)	33.31%
Average expected life (Note 2)	2 years
Expected dividends (Note 3)	5 yen per share
Risk-free interest rate (Note 4)	(0.33)%

(Notes)

1.	Calculated based on the actual stock prices during 2 years from July 22, 2014 to July 21, 2016.
2.	The average expected life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average assumption periods of directors of MINATO.
3.	Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31, 2016.
4.	Japanese government bond yield corresponding to the average expected life.

d. Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

18.	Business combinations

(Business combination through acquisition)

GE Japan GK became a consolidated subsidiary of Sumitomo Mitsui Finance and Leasing Company, Limited

On April 1, 2016, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), a consolidated subsidiary of the Company, acquired all shares of GE Japan GK (“GE Japan”) under the contract agreed with General Electric Company on December 15, 2015. As a result, GE Japan and its 5 leasing subsidiaries became consolidated subsidiaries of the Company. The outline of the business combination through acquisition is as described below.

On September 5, 2016, GE Japan changed its form to a joint stock corporation with limited liability (Kabushiki Kaisha) and its name to SMFL Capital Company, Limited.

(1)	Outline of the business combination

1) Name of the acquired company and details of its business

GE Japan GK (Leasing business)

2) Main reasons for the business combination

The Company aims at achieving further improvement in corporate value of the Company and strengthening its top-class position in the domestic leasing market, by leveraging business knowledge and resources from both SMFL and GE Japan.

3) Date of the business combination

April 1, 2016

4) Legal form of the business combination

Acquisition of shares

5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

6) The ratio of acquired voting rights

100%

7) Grounds for deciding on the acquirer

SMFL acquired all shares of GE Capital by cash.

(2)	Period of the acquired company’s financial result included in the consolidated financial statements of income of the Company
From April 1, 2016 to March 31, 2017

(3)	Acquisition cost and consideration of the acquired company

Consideration	Cash	180,959 million yen

Acquisition cost		180,959 million yen

(4)	Major acquisition-related costs
Advisory fees etc., 751 million yen

(5)	Amount of goodwill, reason for recognizing goodwill, amortization method and the period

1) Amount of goodwill

13,632 million yen

2) Reason for recognizing goodwill

The Company accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.

3) Amortization method and the period

Straight-line method over 20 years

(6)	Amounts of assets acquired and liabilities assumed on the date of the business combination

1) Assets

Total assets:	669,763 million yen
Lease receivables and investment assets:	394,459 million yen

2) Liabilities

Total liabilities:	502,042 million yen
Borrowed money:	436,526 million yen

(7)	Amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component.

Intangible fixed assets other than goodwill	76,027 million yen (11 years)
Assets related to customers	76,027 million yen (11 years)

(8)

Approximate amount and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2017, assuming that the business combination had been completed at the beginning of the fiscal year

There are no corresponding amounts since the date of business combination was at the beginning of the period.

(Business combination through acquisition)

Sumitomo Mitsui Asset Management Company, Limited became a consolidated subsidiary of Sumitomo Mitsui Banking Corporation

On July 29, 2016, Sumitomo Mitsui Banking Corporation (“SMBC”), a consolidated subsidiary of the Company, acquired the common stocks of Sumitomo Mitsui Asset Management, Limited (“SMAM”) under the contract agreed with Sumitomo Life Insurance Company, Mitsui Sumitomo Insurance Company, Limited and Mitsui Life Insurance Company Limited on May 12, 2016. As a result, SMAM and its 7 subsidiaries became consolidated subsidiaries of SMBC.

On October 1, 2016, the Company received a dividend of the common stocks of SMAM from SMBC. As a result, SMAM became a directly owned subsidiary of the Company.

The outline of the business combination through acquisition is as follows:

(1)	Outline of the business combination

1) Name of the acquired company and its business

Sumitomo Mitsui Asset Management Company, Limited (Investment management business, Investment advisory and agency business)

2) Main reasons for the business combination

As the asset management industry is expanding year by year, the Company included SMAM in the scope of consolidation in order to encourage the growth of SMAM by utilizing the management resource of the Company group (“the Group”), thereby strengthening the domestic asset management business base at the Group.

3) Date of the business combination

July 29, 2016

4) Legal form of the business combination

Acquisition of stocks

5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

6) The ratio of acquired voting rights

Ratio of voting rights owned by SMBC immediately prior to the business combination	40%
Ratio of voting rights acquired additionally by SMBC on the date of business combination	20%
Ratio of voting rights after the acquisition	60%

7) Grounds for deciding on the acquirer

SMBC acquired a majority of the voting rights of SMAM, resulting in SMAM becoming a consolidated subsidiary of SMBC.

(2)	Period of the acquired company’s financial result included in the consolidated financial statements of income of the Company

From April 1, 2016 to March 31, 2017

Profit and losses related to SMAM arising from April 1, 2016 to June 30, 2016 were recorded as equity in gains (losses) of affiliates in the consolidated statements of income since the deemed acquisition date is on July 1, 2016.

(3)	Acquisition cost and consideration of the acquired business

Fair value of common stocks of SMAM on the date of business combination owned by SMBC immediately prior to the business combination	40,572 million yen
Consideration of common stocks of SMAM acquired additionally by SMBC on the date of the business combination (cash)	20,286 million yen
Acquisition cost	60,858 million yen

(4)	Difference between acquisition cost and total amount of acquisition cost of each transaction

Acquisition cost	60,858 million yen
Sum of acquisition costs of each transaction resulting in the acquisition	31,532 million yen
Difference (gains on step acquisitions)	29,325 million yen

(5)	Major acquisition-related costs
Advisory fees etc., 8 million yen

(6)	Amount of goodwill, reason for recognizing goodwill, amortization method and the period

1)  Amount of goodwill

 38,053 million yen

2)  Reason for recognizing goodwill

 The Company accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.

3)  Amortization method and period

 Straight-line method over 20 years

(7)	Amounts of assets acquired and liabilities assumed on the date of the business combination

1)  Assets

Total assets:	50,524 million yen
Securities:	13,466 million yen

2)  Liabilities

Total liabilities:	12,516 million yen

(8)	Amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets other than goodwill	13,908 million yen	(14 years	)

Assets related to market	4,288 million yen	(20 years	)

Assets related to customers	9,620 million yen	(11 years	)

(9)

Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2017, assuming that the business combination had been completed at the beginning of the fiscal year

The approximate amounts have not been disclosed since they are immaterial.

<Notes to Consolidated Statement of Income>

1.	Classifications of income and expenses in the consolidated statement of income conform to the provisions of Enforcement Ordinance of the Banking Act (Ministry of Finance Ordinance No. 10 of 1982).
2.	Amounts less than one million yen have been rounded down.
3.	“Other” in the “Other income” included gains on sales of stocks and other securities of 80,307 million yen.
4.

“Other” in the “Other expenses” included write-off of loans of 87,792 million yen, losses on write-off of stocks and other securities of 14,859 million yen and loss on sales of non-accrual loans of 13,204 million yen.

5.	“Other extraordinary gains” included gains on step acquisitions of 29,325 million yen.
6.

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Year ended March 31, 2017	Unit: millions of yen

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Branches	11 items	Land and buildings, etc.	518
	Corporate assets	10 items		371
	Idle assets	57 items		3,650
	Others	6 items		58
Kinki area	Branches	16 items	Land and buildings, etc.	285
	Corporate asset	1 item		32
	Idle assets	36 items		893
	Others	2 items		1
Other	Branches	7 items	Land and buildings, etc.	274
	Idle assets	15 items		292
	Others	10 items		86
—	—		Goodwill	42,995

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At the Company and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included “Extraordinary Losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. And the carrying amounts of branches, corporate assets and idle assets at other consolidated subsidiaries are reduced in the same method as at SMBC.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

As for goodwill, a consolidated subsidiary is mainly asset grouping unit. For the fiscal year ended March 31, 2017, the book value of goodwill for SMBC Friend Securities Co., Ltd. was not expected to be recovered. Therefore, all unamortized balance of goodwill at the end of the fiscal year ended March 31, 2017 was included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount is net realizable value, which is calculated based on the revalued corporate value.

<Notes to Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been rounded down.
2.	Type and number of shares issued and treasury stock

Year ended March 31, 2017				Unit: number of shares
	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end	Remarks
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625
Total	1,414,055,625	—	—	1,414,055,625
Treasury stock
Common stock	46,830,882	24,993	42,826,992	4,028,883	(Notes 1, 2)
Total	46,830,882	24,993	42,826,992	4,028,883

(Notes)

1.	Increase of 24,993 shares in the number of treasury common stock was due to purchases of fractional shares.
2.

Decrease of 42,826,992 shares in the number of treasury common stock comprises a decrease of 6,128 shares due to sales of fractional shares and exercise of stock options, and a decrease of 42,820,864 shares due to the sale of shares of the Company by SMBC, a consolidated subsidiary of the Company.

3.	Information on stock acquisition rights

March 31, 2017
	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (millions of yen)	Remarks
			Beginning of the fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end
The Company	Stock acquisition rights as stock options	—					3,206
Consolidated subsidiaries	—	—					276
Total							3,482

4.	Information on dividends:
(1)	Dividends paid in the fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2016	Common stock	105,753	75	March 31, 2016	June 29, 2016
Meeting of the Board of Directors held on November 11, 2016	Common stock	105,752	75	September 30, 2016	December 2, 2016

(2)	Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Source of dividends	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2017	Common stock	105,752	Retained earnings	75	March 31, 2017	June 30, 2017

<Notes to Financial Instruments>

1.	Status of financial instruments
(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (in Asia and Oceania regions, the Asia and Oceania Treasury Dept. is responsible for derivative transactions for both ALM and trading purposes).

(2)	Details of financial instruments and associated risks
1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in <Notes to Significant Accounting Policies for Preparing Consolidated Financial Statements>, 3. Accounting policies, (16) Hedge accounting.

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Regulations on Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the basic policy. The Corporate Risk Management Dept., which, together with the Corporate Planning Dept., controls risk management across the Group monitors the development and implementation of each Group company’s risk management system, and gives appropriate guidance as needed. Under this framework, the Company comprehensively and systematically manages risks on a Group basis.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

a. Credit risk management system

At SMBC, the Company’s major consolidated subsidiary, basic policies on credit risk management and other significant matters require the resolution of Management Committee and the approval of Board of Directors.

The Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. The department also monitors risk situations and regularly reports to the Management Committee and the Board of Directors.

Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The Credit Departments of Wholesale Banking Unit, Retail Banking Unit and other business units play a central role in credit screening and managing their units’ credit portfolios. In the Wholesale Banking Unit, the Credit Administration Dept. is responsible for formulating and implementing measures to reduce SMBC’s exposures mainly to borrowers classified as potentially bankrupt or lower. Each business unit establishes its credit limits based on the baseline amounts for each borrower’s grading category. Borrowers or loans perceived to have high credit risk undergo intensive evaluation and administration by the unit’s Credit Department. The Corporate Research Dept. analyzes industries as well as investigates individual borrowers’ business situations to detect early signs of problems.

Moreover, the Credit Risk Management Committee, a consultative body straddling the business units, rounds out SMBC’s oversight system for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the results directly to the Board of Directors and the Management Committee.

b. Method of credit risk management

SMBC properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

- Appropriate risk-taking within the scope of capital

To keep credit risk exposure to a permissible level relative to capital, SMBC sets credit risk capital limit for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. SMBC regularly monitors compliance with these guidelines.

- Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair a bank’s capital significantly, SMBC implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, SMBC also has credit limit guidelines based on each country’s creditworthiness.

- Greater understanding of actual corporate conditions and balancing returns and risks

SMBC runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead) level.

- Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, SMBC carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with whom SMBC frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between 2 parties in a single net payment from 1 party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2) Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

a. Market and liquidity risk management systems

At SMBC, important matters such as basic policies for managing market and liquidity risks and risk management framework are determined by the Management Committee and then approved by the Board of Directors.

The aforementioned Corporate Risk Management Dept., which is independent of the business units that directly handle business transactions and manages market and liquidity risks in an integrated manner. The department also monitors market and liquidity risk situations and regularly reports to the Management Committee and the Board of Directors.

Furthermore, its cross-departmental “ALM Committee” reports on the state of observance of SMBC’s market and liquidity risk capital limits, and deliberates on administration of ALM policies. It also has a system whereby front-office departments, middle-office departments and back-office departments check each other’s work in order to prevent clerical errors, unauthorized transactions, etc.

In addition, its Internal Audit Unit, which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee, the Board of Directors and other concerned committees and departments.

b. Market and liquidity risk management methodology

- Market risk management

SMBC manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

SMBC uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), SMBC calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, SMBC calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, SMBC manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

- Quantitative information on market risks

As of March 31, 2017, total VaR of SMBC and its major consolidated subsidiaries was 47.4 billion yen for the banking activities, 23.6 billion yen for the trading activities and 1,544.5 billion yen for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

- Liquidity risk management

At SMBC, funding liquidity risk is managed based on a framework consisting of setting funding gap limits, establishing contingency plans, and maintaining a system of highly liquid supplementary funding sources. A funding gap is the amount of funds needed in the future to cover duration mismatch between required investments and funding resources. SMBC tries to avoid excessive reliance on short-term funds by managing funding gap limits and has established a contingency plan covering emergency action plans such as reducing funding gap limits. In addition, to ensure smooth fulfillment of transactions in face of market turmoil, it holds assets such as U.S. treasuries that can be sold immediately and emergency committed lines as supplemental liquidity.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., SMBC has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, on reasonably calculated prices. These prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2.	Fair Value of Financial Instruments

(1)

“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2017 are as follows. The amounts shown in the following table do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

March 31, 2017		Unit: millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1) Cash and due from banks (Note 1)	46,856,755	46,863,245	6,490
2) Call loans and bills bought (Note 1)	1,870,376	1,872,041	1,665
3) Receivables under resale agreements	899,897	901,214	1,316
4) Receivables under securities borrowing transactions (Note 1)	8,759,837	8,761,000	1,163
5) Monetary claims bought (Note 1)	4,415,287	4,428,894	13,606
6) Trading assets
Securities classified as trading purposes	3,778,798	3,778,798	—
7) Money held in trust	3,439	3,439	—
8) Securities
Bonds classified as held-to-maturity	1,173,423	1,180,318	6,895
Other securities	22,412,795	22,412,795	—
9) Loans and bills discounted	80,237,322
Reserve for possible loan losses (Note 1)	(360,465)
	79,876,857	81,964,043	2,087,186
10) Foreign exchanges (Note 1)	1,716,259	1,717,458	1,198
11) Lease receivables and investment assets (Note 1)	2,387,292	2,483,992	96,699
Total assets	174,151,021	176,367,243	2,216,221
1) Deposits	117,830,210	117,826,321	(3,888)
2) Negotiable certificates of deposit	11,880,937	11,886,844	5,906
3) Call money and bills sold	2,088,019	2,088,066	47
4) Payables under repurchase agreements	2,715,752	2,715,752	—
5) Payables under securities lending transactions	7,444,655	7,444,655	—
6) Commercial paper	2,311,542	2,311,536	(6)
7) Trading liabilities
Trading securities sold for short sales	2,071,583	2,071,583	—
8) Borrowed money	10,786,713	10,794,049	7,335
9) Foreign exchanges	683,252	683,252	—
10) Short-term bonds	1,125,600	1,125,590	(9)
11) Bonds	8,129,232	8,333,946	204,713
12) Due to trust account	1,180,976	1,180,976	—
Total liabilities	168,248,478	168,462,576	214,097
Derivative transactions (Note 2)
Hedge accounting not applied	272,439	272,439	—
Hedge accounting applied	[162,498]	[162,498]	—
Total	109,940	109,940	—

(Notes)	1.

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

2.

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1) Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5) Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6) Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the fiscal year.

7) Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8) Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment.

However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1) Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values.

The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity.

3)	Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bond and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields published by securities firms.

7) Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year.

9) Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

Unit: millions of yen

Item	As of March 31, 2017
Monetary claims bought
Monetary claims bought without market prices (Note 1)	2,460
Securities
Unlisted stocks, etc. (Note 2)	176,818
Investments in partnerships, etc. (Note 3)	264,205
Total	443,485

(Notes)	1. Beneficiary claims on loan trusts (a) that behave more like equity than debt, (b) that do not have market prices, and (c) for which it is difficult to rationally estimate their fair values.
2. They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.

3. They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheets and statements of income.

<Notes to Per Share Data>

Net assets per share:	6,901.67 yen
Earnings per share:	516.00 yen

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies for Non-Consolidated Financial Statements>

1.	Standards for recognition and measurement of securities

Investments in subsidiaries and affiliates: Carried at cost using the moving-average method.

2.	Depreciation
(1)	Tangible fixed assets
Declining balance method (However, buildings are depreciated on the straight-line method.)
(2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company is depreciated using the straight-line method over its estimated useful life (basically 5 years).

3.	Accounting method for deferred assets

Bond issuance cost is expensed in full amount at the time of expenditure.

4.	Translation of foreign-currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

5.	Accounting standards for reserves
(1)	Reserve for employee bonuses
Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.
(2)	Reserve for executive bonuses

Reserve for executive bonuses is provided for payment of bonuses to executives (including executive officers, hereinafter the same), in the amount of estimated bonuses, which are attributable to the fiscal year.

6.	Consumption taxes

National and local consumption taxes are accounted for using the tax-excluded method.

<Additional Information>

(Recoverability of Deferred Tax Assets)

The Company applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26 issued on March 28, 2016) from the fiscal 2016.

(Adoption of the consolidated corporate-tax system)

The Company applies the “Practical Solution on Tentative Treatment of Tax Effect Accounting under Consolidated Taxation System (Part 1)” (ASBJ Practical Issues Task Force No.5, issued on January 16, 2015) and “Practical Solution on Tentative Treatment of Tax Effect Accounting under Consolidated Taxation System (Part 2)” (ASBJ Practical Issues Task Force No.7, issued on January 16, 2015) from fiscal 2016 on the premise that the Company file as a consolidated entity, since the Commissioner of the National Tax Agency has approved the adoption of the consolidated corporate-tax system by the Company starting from fiscal 2017.

<Notes to Non-Consolidated Balance Sheet>

1.	Amounts less than one million yen have been rounded down.
2.	Accumulated depreciation on tangible fixed assets: 24 million yen
3.	Subordinated loans

Long-term loans receivable from subsidiaries and affiliates include subordinated loans of 1,355,332 million yen.

4.	Subordinated bonds

Bonds include subordinated bonds of 1,573,032 million yen.

5.	Subordinated borrowings

Long-term borrowings include subordinated borrowings of 49,000 million yen.

6.	Guarantee liabilities

The Company is offering guarantees in the amount of 516,338 million yen to the Deposit Protection Fund of the Association of German Banks, in regard to customer withdrawals of deposits at SMBC’s Dusseldorf Branch.

7. Short-term monetary claims to affiliates:	752,609 million yen
Long-term monetary claims to affiliates:	3,424,217 million yen
Short-term monetary debts to affiliates:	1,230,145 million yen
Long-term monetary debts to affiliates:	266,700 million yen
<Notes to Non-Consolidated Statement of Income>
1. Amounts less than one million yen have been rounded down.
2. Related party transactions
Operating income:	502,484 million yen
Operating expenses:	12,332 million yen
Transactions other than operating transactions:	7,035 million yen
<Notes to Non-Consolidated Statement of Changes in Net Assets> 1. Amounts less than one million yen have been rounded down. 2. Type and number of treasury stock:

Year ended March 31, 2017				Unit: number of shares
	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end	Remarks
Treasury stock
Common stock	4,010,018	24,993	6,128	4,028,883	(Notes 1, 2)
Total	4,010,018	24,993	6,128	4,028,883

(Notes)

1.	The increase of 24,993 shares in the number of treasury common stock was due to purchases of fractional shares.
2.	The decrease of 6,128 shares in the number of treasury common stock was due to sales of fractional shares and an exercise of stock options.

<Notes to Tax Effect Accounting>

Breakdown of major factors leading to the occurrence of deferred tax assets

Millions of yen
Deferred tax assets
Shares of subsidiaries	938,939
Others	43,860
Subtotal deferred tax assets	982,799
Valuation allowance	(946,430)
Total deferred tax assets	36,368
Net amount of deferred tax assets	36,368

As a result of applying the accounting treatments based on the adoption of the consolidated corporate-tax system applying from the fiscal year ending March 31, 2018, valuation allowance decreased and total deferred tax assets increased by 36,368 million yen.

<Notes to Per Share Information>

Net assets per share:	3,907.35 yen
Earnings per share:	319.69 yen